SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

Shibuya Hikarie, 27th Floor

21-1 Shibuya 2-chome

Shibuya-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

Date: July 27, 2016	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

List of materials

Documents attached hereto:

i) Summary of Consolidated Financial Results for the Six Months Ended June 30, 2016

[This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us,” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.]

July 27, 2016

Summary of

Consolidated Financial Results

for the Six Months Ended June 30, 2016

<Prepared in Accordance with the International Financial Reporting Standards (“IFRS”)

as issued by the International Accounting Standards Board (the “IASB”)>

Company name:	LINE Corporation (Stock Code: 3938) (the “Company”)
Stock exchange on which the shares are listed: Tokyo Stock Exchange
URL:	http://linecorp.com/
Representative:	Takeshi Idezawa, Chief Executive Officer
Contact:	Kokan Ki, Executive Officer and Head of Finance and Accounting
Telephone:	+81-3-6233-5050

Filing date of quarterly securities report: August 10, 2016

Payment date of dividends: –

Supplemental materials prepared on quarterly financial results: Yes

Financial results conference scheduled: Yes (for institutional investors and analysts)

(Yen amounts are rounded to the nearest million, unless otherwise noted.)

1.	Consolidated financial results for the first six months of 2016 (from January 1, 2016 to June 30, 2016)

(1) Consolidated operating results (cumulative)				(Percentages indicate year-on-year changes.)

	Revenues		Operating income		Profit before income taxes		Profit for the period
Six months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
June 30, 2016	67,310	19.8	13,367	—	10,688	—	2,866	—
June 30, 2015	56,175	52.7	(934)	—	(1,044)	—	(5,352)	—

	Profit attributable to the shareholder of the Company		Comprehensive income for the period		Basic earnings per share		Diluted earnings per share
Six months ended	Millions of yen	%	Millions of yen	%	Yen		Yen
June 30, 2016	2,559	—	1,111	—	14.63		13.10
June 30, 2015	(5,290)	—	(6,842)	—	(30.23)		(30.23)
(2) Consolidated financial position
	Total assets		Total equity		Equity attributable to the shareholder of the Company		Ratio of equity attributable to the shareholder of the Company to total assets
As of	Millions of yen		Millions of yen		Millions of yen		%
June 30, 2016	125,051		23,697		23,471		18.8
December 31, 2015	122,159		17,533		17,743		14.5

2.	Cash dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
Year ended December 31, 2015	—	—	—	0.00	0.00
Year ending December 31, 2016	—	0.00

Year ending December 31, 2016 (Forecast)			—	—	—

Note:	Revisions to the cash dividends forecasts most recently announced: None
Concerning cash dividends forecasts for the year ending December 31, 2016, while the Company has decided not to pay an interim dividend, it has not yet made a decision concerning the year-end dividend.

3.	Consolidated earnings forecasts for 2016 (January 1, 2016 to December 31, 2016)

There are uncertainties about the mobile applications market for smartphones and other mobile devices, the main business of the Company and its subsidiaries (collectively, the “Group”), as it is in a phase of rapid change both internationally and domestically. As the state of this market significantly impacts the Group’s financial results, it is difficult to formulate a precise earnings forecast. Also, as the Company’s shares are listed on the New York Stock Exchange as well as on the Tokyo Stock Exchange, we are also carefully considering risks relating to U.S. securities regulations. Accordingly, an announcement concerning earnings forecasts is not made at this time.

Notes

(1)	Changes in significant subsidiaries during the current period (changes in specified subsidiaries resulting in change in scope of consolidation): None

(2)	Changes in accounting policies and changes in accounting estimates

a.	Changes in accounting policies due to revisions in accounting standards under IFRS: None

b.	Changes in accounting policies due to other reasons: None

c.	Changes in accounting estimates: None

(3)	Number of shares issued (common stock)

a.	Total number of shares issued at the end of the period (including treasury shares)

As of June 30, 2016	174,992,000 shares

As of December 31, 2015	– shares

b.	Number of treasury shares at the end of the period

As of June 30, 2016 As of December 31, 2015	– shares – shares

c.	Average number of shares during the period (cumulative from the beginning of the fiscal year)

Six months ended June 30, 2016	87,974,120 shares

Six months ended June 30, 2015	159,608,088 shares

Note:	As of the end of the previous fiscal year, the Company had issued 174,992,000 class A shares. However, through an amendment to its articles of incorporation effective as of March 31, 2016, the Company terminated its dual class structure and converted all class A shares into common shares. The average number of class A shares for the six-month periods ended June 2016 and 2015 were 87,017,880 and 15,383,912, respectively. The average number of common and class A shares during the period (cumulative from the beginning for the fiscal year) for the six-month periods ended 2016 and 2015 were 174,992,000.

* Information regarding the quarterly review procedures

This summary quarterly financial results report is exempt from the quarterly review requirement in accordance with the Financial Instruments and Exchange Act. At the time of this summary quarterly financial results report, the review procedures for quarterly consolidated financial statements are in progress.

* Cautionary statement with respect to forward-looking statements, and other information

This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:

i.	its ability to attract and retain users and increase the level of engagement of its users;

ii.	its ability to improve user monetization;

iii.	its ability to successfully enter new markets and manage its business expansion;

iv.	its ability to compete in the global social network services market;

v.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;

vi.	its ability to maintain good relationships with platform partners and attract new platform partners;

vii.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;

viii.	its expectations regarding its user growth rate and the usage of its mobile applications;

ix.	its ability to increase revenues and its revenue growth rate;

x.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;

xi.	its ability to successfully acquire and integrate companies and assets;

xii.	its future business development, results of operations and financial condition;

xiii.	the regulatory environment in which it operates;

xiv.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and

xv.	changes in business or macroeconomic conditions.

The Company plans to hold a financial results conference for institutional investors and analysts on Wednesday, July 27, 2016 (Tokyo time). The Company plans to upload the video of this conference and presentation material on its corporate website.

1.	Qualitative information regarding financial results for the six months ended June 30, 2016

(1) Operating results

In the first six months of 2016 (from January 1, 2016 to June 30, 2016), the global economy faced a high degree of uncertainty, with the World Bank revising down the economic growth outlook for the year, in addition to uncertainties over an additional interest rate hike in the United States and concerns regarding an economic slowdown in China. Also, in the Japanese economy, there was limited growth in personal spending due to uncertainties about future economic conditions, despite a gradual improvement in employment and income that accompanied a recovery in corporate earnings.

Amid such circumstances, in the internet industry in which the Group is engaged, the mobile internet market is continuing to expand. Smartphone shipments in Japan increased 2.9% during the period from April 1, 2015 to March 31, 2016 year on year to 29,170,000 units, and the ratio of smartphones among total mobile phone shipments increased 6.5 percentage points year on year to 79.7%, which illustrates an increase in users switching from feature phones to smartphones. The number of SIM-free smartphones also increased during the same period. (Source: MM Research Institute, Overview of domestic mobile phone shipments for FY 2015).

In this business environment, the Group actively moved forward with business development focused on the LINE business and portal segment. As of June 2016, our global MAUs reached 220 million, a year-on-year increase of 4.1% and MAUs in our four key countries of Japan, Taiwan, Thailand and Indonesia reached 157 million, a year-on-year increase of 20.8%.

Revenues

LINE Business and Portal segment

In communication, the release of the new product, “Pop-Up Stickers,” and the newly started LINE Creators’ Themes contributed to increased revenues. In content, despite the strong popularity of “LINE Brown Farm,” factors such as a delay in new titles being released from July onward resulted in a slight decrease in revenues for content year on year. Also, in advertising, both existing “messenger ads” such as Official Accounts and Sponsored Stickers, and, following the launch of the LINE advertising platform in June 2016, “performance ads” such as Timeline Ads and LINE News Ads have contributed to increased revenues.

MixRadio segment

In regard to the MixRadio business, we had continued to provide our streaming-type music distribution service, “MixRadio,” through MixRadio Limited, a subsidiary. However, after careful assessment of the overall performance of MixRadio, the financial challenges posed by the music streaming market, changing market conditions, an increase in the cost of maintaining the business and a shift in the Group’s overall priorities, our board of directors resolved to close the MixRadio business in February 2016, and the business closure became effective on March 21, 2016. As a result, the MixRadio business was retrospectively classified as a discontinued operation in our consolidated financial statements for the year ended December 31, 2015.

As a result of the above, the Group recorded revenues during the first six months of 2016 of 67,309,608 thousand yen, a year-on-year increase of 19.8%, mainly due to increases in advertising sales, in addition to increased revenues from communication. By major service, revenues from content decreased by 5.0% to 23,251,539 thousand yen in the first six months of 2016 compared to the first six months of 2015, communication increased by 14.1% to 15,062,690 thousand yen in the first six months of 2016 compared to the first six months of 2015, and revenues from LINE advertising increased 76.0% to 19,461,790 thousand yen in the first six months of 2016 from the first six months of 2015.

Operating income

Operating income consists of revenues and other operating revenues reduced by operating expenses. Other operating income for this period mainly consisted of 2,460,935 thousand yen of pre-tax gain on sale of land in Fukuoka and 1,730,917 thousand yen of gain on fair value measurement relating to the deconsolidation of LINE BIZ Plus Ltd., our former subsidiary providing LINE Pay services in Thailand that came to be accounted for as a joint venture under the equity method as RABBIT-LINE Pay Company Limited (“BIZTH”). Operating expenses were 58,984,741 thousand yen, a year-on-year increase of 2.9%, reflecting increases in employee compensation expenses due to headcount growth in accordance with business expansion, expenses for office relocation in Fukuoka and expenses for preparations for the Company’s initial public offering. As a result, the Group recorded 13,367,281 thousand yen of operating income in the first six months of 2016, compared to a loss of 933,921 thousand yen in the first six months of 2015.

Profit from continuing operations

Profit before tax for the period from continuing operations was 10,687,500 thousand yen in the first six months of 2016, compared to a loss of 1,043,648 thousand yen in the first six months of 2015, due in part to loss on foreign currency transactions, net, and also fair value measurement loss relating to conversion right of preferred stock. On an after-tax basis, profit for the period from continuing operations was 4,532,414 thousand yen, compared to a loss of 2,755,274 thousand yen in the first six months of 2015.

Profit for the period

After subtracting loss for the period from discontinued operations, which comprised of the MixRadio business, from profit for continuing operations, profit for the period was 2,866,134 thousand yen in the first six months of 2016, compared to a loss of 5,352,078 thousand yen in the first six months of 2015.

(2) Financial position

Regarding the financial position as of June 30, 2016, total assets of the Group increased by 2,891,729 thousand yen compared to the balance as of December 31, 2015 to 125,050,960 thousand yen. Current assets were 70,173,207 thousand yen, or 5,000,342 thousand yen higher than the balance as of December 31, 2015, primarily due to a 9,396,500 thousand yen increase in cash and cash equivalents while trade and other receivables decreased by 4,280,851 thousand yen. Non-current assets were 54,877,753 thousand yen, or 2,108,613 thousand yen lower than the balance as of December 31, 2015, primarily because investments in associates and joint venture increased by 1,967,902 thousand yen due to the deconsolidation of BIZTH, while property and equipment decreased by 2,054,989 thousand yen due to the sale of land in Fukuoka and other financial assets, non-current, decreased by 1,741,098 thousand yen due to revaluation of investments.

Total liabilities decreased by 3,272,857 thousand yen from the balance as of December 31, 2015 to 101,353,489 thousand yen as of June 30, 2016. Current liabilities decreased by 2,288,721 thousand yen from the balance as of December 31, 2015 to 93,588,995 thousand yen as of June 30, 2016, primarily attributable to a decrease of 4,278,353 thousand yen in trades and other payables. Non-current liabilities decreased by 984,136 thousand yen from the balance as of December 31, 2015 to 7,764,494 thousand yen as of June 30, 2016, primarily due to a 516,454 thousand yen decrease in deferred tax liabilities resulting from revaluation of investments and a 560,892 thousand yen decrease in provisions, non-current, mainly due to the determination of liabilities.

Shareholder’s equity increased by 6,164,586 thousand yen from the balance as of December 31, 2015 to 23,697,471 thousand yen as of June 30, 2016, primarily attributable to a 4,927,453 thousand yen increase in share premium reflecting recognition of share-based compensation expenses and a 2,592,893 thousand yen decrease in accumulated deficit recognized as profit for the period despite a 1,793,094 thousand yen decrease in accumulated other comprehensive income due to decrease in foreign currency translation differences of foreign operations caused by the effect of the strong yen.

(3) Forecast of consolidated financial results

The Group’s revenues for the first nine months of 2016 (January 1, 2016 to September 30, 2016) is expected to be higher compared to the corresponding period of 2015. In particular, growth in revenues is expected in LINE advertising where, in addition to the existing advertising products, sales revenue is expected to grow for new advertising products, notably performance ad such as Timeline Ads and LINE News Ads. At the same time, the Group expects to generate a stable level of revenues in communication, not only from existing products but also from new products such as Pop-Up Stickers. In regard to content distribution, in June 2016, the Group released the farm game “LINE Brown Farm” in Taiwan and Thailand and the initial launch has been as expected. In addition, in July 2016, the Group released a smartphone game application based on a Japanese popular animation series, and the Group expects these game titles to steadily grow in popularity.

Looking ahead at the three months ending September 30, 2016, the Group is planning to invest aggressively in marketing for the above mentioned new game titles, thus marketing expense is expected to increase compared to the three months ended September 30, 2015. Although the increase in marketing expense could temporarily affect operating income, the Group expects to continue the positive operating income trend in the first and second quarters of 2016.

(Reference) Historical Quarterly Trend of Financials

				(in thousands of yen)

	For the three months ended Sept. 30, 2015	For the three months ended Dec. 31, 2015	For the three months ended March 31, 2016	For the three months ended June 30, 2016
Revenues	31,992,072	32,426,054	33,455,853	33,853,755
Operating expenses	32,187,054	38,482,090	28,778,170	30,206,571
Marketing expenses	3,634,961	3,575,209	2,306,594	2,447,700
Profit (loss) from operating activities	(49,519)	(5,948,141)	5,337,985	8,029,296
Profit (loss) before tax from continuing operations	234,176	(8,626,940)	4,143,010	6,544,490

(1)	The financial statement for the three months ended Sept. 30, 2015 and Dec. 31, 2015 in the above table does not reflect the classification as a discontinued operation of the MixRadio segment.

Profit (loss) from operating activities includes revenues, operating expenses and other operating income.

2.	Notes to summary information

(1) Changes in significant subsidiaries during the current period

Not applicable.

(2) Changes in accounting policies and changes in accounting estimates

Not applicable.

3.	Interim Condensed Consolidated Financial Statements

(1) Interim Condensed Consolidated Statements of Financial Position - Unaudited

	(In thousands of yen)

	December 31, 2015	June 30, 2016
Assets
Current assets
Cash and cash equivalents	33,652,250	43,048,750
Trade and other receivables	27,248,497	22,967,646
Other financial assets, current	341,403	485,238
Inventories	1,475,939	922,512
Other current assets	2,454,776	2,749,061

Total current assets	65,172,865	70,173,207

Non-current assets
Property and equipment	10,500,750	8,445,761
Goodwill	3,120,767	3,399,680
Other intangible assets	1,011,531	1,598,835
Investments in associates and joint venture	1,785,826	3,753,728
Other financial assets, non-current	23,466,920	21,725,822
Deferred tax assets	16,942,051	15,620,788
Other non-current assets	158,521	333,139

Total non-current assets	56,986,366	54,877,753

Total assets	122,159,231	125,050,960

Liabilities
Current liabilities
Trade and other payables	22,983,242	18,704,889
Other financial liabilities, current	43,933,212	43,564,606
Accrued expenses	7,019,114	6,205,874
Income tax payables	3,018,891	3,777,847
Advances received	9,517,756	9,503,805
Provisions, current	381,217	856,004
Other current liabilities	9,024,284	10,975,970

Total current liabilities	95,877,716	93,588,995

Non-current liabilities
Other financial liabilities, non-current	8,284	202,718
Deferred tax liabilities	1,843,944	1,327,490
Provisions, non-current	1,400,986	840,094
Post-employment benefits	5,495,416	5,394,192

Total non-current liabilities	8,748,630	7,764,494

Total liabilities	104,626,346	101,353,489

Shareholder’s equity
Share capital	12,596,198	12,596,198
Share premium	18,982,776	23,910,229
Accumulated deficit	(19,204,203)	(16,611,310)
Accumulated other comprehensive income	5,368,524	3,575,430

Equity attributable to the shareholder of the Company	17,743,295	23,470,547

Non-controlling interests	(210,410)	226,924

Total shareholder’s equity	17,532,885	23,697,471

Total liabilities and shareholder’s equity	122,159,231	125,050,960

(2) Interim Condensed Consolidated Statements of Profit or Loss - Unaudited

	(In thousands of yen)

	For the six-month period ended June 30,
	2015	2016
Revenues and other operating income:
Revenues	56,174,504	67,309,608
Other operating income	221,006	5,042,414

Total revenues and other operating income	56,395,510	72,352,022

Operating expenses:
Payment processing and licensing expenses	(13,159,927)	(15,127,530)
Employee compensation expenses	(16,495,061)	(19,114,338)
Marketing expenses	(10,012,866)	(4,754,294)
Infrastructure and communication expenses	(3,517,430)	(3,775,588)
Authentication and other service expenses	(5,844,446)	(6,136,508)
Depreciation and amortization expenses	(1,699,590)	(2,233,767)
Other operating expenses	(6,600,111)	(7,842,716)

Total operating expenses	(57,329,431)	(58,984,741)

(Loss)/profit from operating activities	(933,921)	13,367,281

Finance income	42,455	40,178
Finance costs	(50,007)	(40,418)
Share of loss of associates	(52,155)	(144,233)
Gain/(loss) on foreign currency transactions, net	79,921	(1,376,525)
Other non-operating income	37,074	—
Other non-operating expenses	(167,015)	(1,158,783)

(Loss)/profit before tax from continuing operations	(1,043,648)	10,687,500

Income tax expenses	(1,711,626)	(6,155,086)

(Loss)/profit for the period from continuing operations	(2,755,274)	4,532,414

Loss from discontinued operations, net of tax	(2,596,804)	(1,666,280)

(Loss)/profit for the period	(5,352,078)	2,866,134

Attributable to:
The shareholder of the Company	(5,290,379)	2,559,279
Non-controlling interests	(61,699)	306,855

	(In yen)
Earnings per share
Basic (loss)/profit for the period attributable to the shareholder of the Company	(30.23)	14.63
Diluted (loss)/profit for the period attributable to the shareholder of the Company	(30.23)	13.10
Earnings per share from continuing operations
Basic (loss)/profit from continuing operations attributable to the shareholder of the Company	(15.39)	24.15
Diluted (loss)/profit from continuing operations attributable to the shareholder of the Company	(15.39)	21.63
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholder of the Company	(14.84)	(9.52)
Diluted loss from discontinued operations attributable to the shareholder of the Company	(14.84)	(8.53)

(3) Interim Condensed Consolidated Statements of Comprehensive Income - Unaudited

	(In thousands of yen)

	For the six-month period ended June 30,
	2015	2016
(Loss)/profit for the period	(5,352,078)	2,866,134

Other comprehensive income

Items that may be reclassified to profit or loss:
Available-for-sale financial assets:
Net change in fair value	(3,141,037)	(850,690)
Reclassification to profit or loss	167,015	273,417
Exchange differences on translation of foreign operations:
Gain/(loss) arising during the period	395,229	(1,256,135)
Reclassification to profit or loss	—	50,318
Proportionate share of other comprehensive income of associates	2,030	(12,991)
Income tax relating to items that may be reclassified subsequently to profit or loss	1,086,695	41,056

Total other comprehensive income for the period, net of tax	(1,490,068)	(1,755,025)

Total comprehensive (loss)/income for the period, net of tax	(6,842,146)	1,111,109

Attributable to:
The shareholder of the Company	(6,779,883)	766,185
Non-controlling interests	(62,263)	344,924

(4) Interim Condensed Consolidated Statements of Change in Equity - Unaudited

	(In thousands of yen)

	Equity attributable to the shareholder of the Company
				Accumulated other comprehensive income
	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non-controlling interests	Total shareholder’s equity
Balance at January 1, 2015	12,596,198	7,771,659	(11,622,496)	527,802	3,866,280	(643,359)	12,496,084	14,884	12,510,968
Comprehensive (loss)/income
Loss for the period	—	—	(5,290,379)	—	—	—	(5,290,379)	(61,699)	(5,352,078)
Other comprehensive income	—	—	—	397,823	(1,887,327)	—	(1,489,504)	(564)	(1,490,068)

Total comprehensive (loss)/income for the period	—	—	(5,290,379)	397,823	(1,887,327)	—	(6,779,883)	(62,263)	(6,842,146)
Net investment by non-controlling interests	—	—	94	—	—	—	94	143,906	144,000
Recognition of share-based payments	—	5,355,472	—	—	—	—	5,355,472	—	5,355,472
Acquisition of subsidiary	—	—	—	—	—	—	—	133	133
Acquisition of non-controlling interests	—	(1,513)	—	—	—	—	(1,513)	(142)	(1,655)

Balance at June 30, 2015	12,596,198	13,125,618	(16,912,781)	925,625	1,978,953	(643,359)	11,070,254	96,518	11,166,772

	(In thousands of yen)
	Equity attributable to the shareholder of the Company
				Accumulated other comprehensive income
	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non-controlling interests	Total shareholder’s equity
Balance at January 1, 2016	12,596,198	18,982,776	(19,204,203)	239,984	6,917,774	(1,789,234)	17,743,295	(210,410)	17,532,885
Comprehensive (loss)/income
Profit for the period	—	—	2,559,279	—	—	—	2,559,279	306,855	2,866,134
Other comprehensive income	—	—	—	(1,481,086)	(312,008)	—	(1,793,094)	38,069	(1,755,025)

Total comprehensive (loss)/income for the period	—	—	2,559,279	(1,481,086)	(312,008)	—	766,185	344,924	1,111,109
Recognition of share-based payments	—	4,961,067	—	—	—	—	4,961,067	—	4,961,067
Forfeiture of stock options	—	(33,614)	33,614	—	—	—	—	—	—
Acquisition of subsidiary	—	—	—	—	—	—	—	92,401	92,401
Other	—	—	—	—	—	—	—	9	9

Balance at June 30, 2016	12,596,198	23,910,229	(16,611,310)	(1,241,102)	6,605,766	(1,789,234)	23,470,547	226,924	23,697,471

(5) Notes to Interim Condensed Consolidated Financial Statements - Unaudited

Notes for going concern assumption

Not applicable.

Subsequent events

Initial public offering by issuance of new shares

The Company listed shares of its common stock in the form of American depositary shares (“ADSs”) on the New York Stock Exchange on July 14, 2016 and shares of its common stock on the Tokyo Stock Exchange on July 15, 2016.

On June 10, 2016 and June 28, 2016 the Company’s board of directors approved the issuance of 35,000,000 shares of common stock, consisting of 22,000,000 shares of common stock in the form of shares or ADSs to be offered in the United States and elsewhere outside Japan and 13,000,000 shares of common stock to be offered in Japan. On July 11, 2016 the Company’s public offering price was set at 3,300 yen per share (equivalent to US$32.84 per ADS and each ADS representing one share of the Company’s common stock). After deducting underwriting discounts and commissions, the Company’s proceeds per share were 3,151.50 yen. The proceeds amounted to 110,302,500 thousand yen and resulted in an increase of 55,151,250 thousand yen in each of the Company’s share capital and share premium on July 14, 2016.